ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-160579
August 19, 2010
Rowan Companies, Inc.
Pricing Term Sheet
$400,000,000 5.000% Senior Notes due 2017

Issuer:	Rowan Companies, Inc.

Ratings: (Moody’s / S&P)*	Baa3 / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	August 19, 2010

Settlement Date: (T+7)	August 30, 2010

Maturity Date:	September 1, 2017

Principal Amount:	$400,000,000

Benchmark:	T 2.375% due July 31, 2017

Benchmark Price / Yield:	102-16+ / 1.985%

Spread to Benchmark:	+ 310 bps

Yield to Maturity:	5.085%

Coupon:	5.000%

Public Offering Price:	99.504%

Net Proceeds Before Expenses	$395,516,000

Optional Redemption:	Redeemable at any time in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 50 bps, plus accrued and unpaid interest

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2011

CUSIP / ISIN:	779382 AN0 / US779382AN00

Joint Bookrunning Managers:	Citigroup Global Markets Inc. RBC Capital Markets Corporation Wells Fargo Securities, LLC DnB NOR Markets, Inc.

Co-Managers:	Banc of America Securities LLC Goldman, Sachs & Co. UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, RBC Capital Markets Corporation at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.